CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
 INTELLECT NEUROSCIENCES, INC.

Intellect Neurosciences, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify:

FIRST:    This Certificate of Amendment amends the provisions of the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”).

SECOND:       A Certificate of Amendment to the Certificate of Incorporation was filed on January 26, 2007 to change the name of the Corporation from Globepan Resources, Inc. to Intellect Neurosciences, Inc.

THIRD:            The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Sections 228 and 242 of the DGCL.

FOURTH:        The first paragraph of Article FOURTH of the Certificate of Incorporation is hereby deleted and replaced in its entirety with:

“FOURTH:    The total number of shares which the Corporation shall have authority to issue is two billion, one million (2,001,000,000) shares, consisting of two billion (2,000,000,000) shares of common stock, with a par value of $0.001 per share (“Common Stock”), and one million (1,000,000) shares of preferred stock, with a par value of $0.001 per share (“Preferred Stock”).

Upon the effectiveness of this Certificate of Amendment, every fifty (50) issued and outstanding shares of Common Stock of the Corporation shall be changed and reclassified into one (1) share of Common Stock, which shares shall be fully paid and non-assessable shares of Common Stock of the Corporation; provided, however, that in lieu of fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (taking into account all shares of Common Stock owned by such stockholder), any such fractional interests in shares of Common Stock shall be paid in cash in an amount equal to such fraction multiplied by the average of the high and low trading prices of the Common Stock on the OTC Bulletin Board during regular trading hours for the five trading days immediately preceding the effectiveness of this Certificate of Amendment.”

FIFTH:              This Certificate of Amendment shall be effective on April 12, 2011 at 12:01 a.m. EST.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 4th day of April, 2011.

INTELLECT NEUROSCIENCES, INC.

By:	/s/ Elliot Maza
Elliot Maza
Chief Financial Officer